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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-30534

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __07/01/23__ AND ENDING __06/30/24__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **R.M. DUNCAN SECURITIES, INC.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10201 W. MARKHAM ST SUITE 219

(No. and Street)

LITTLE ROCK	**AR**	**72205**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ROMEO PORTILLO	501-280-0298	jportillo@rmds.biz
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC

(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randall Duncan _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of R.M. Duncan Securities, Inc. _____, as of June 30 _____, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: _____
President and CEO

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to ~~consolidated~~ financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.**

R.M. Duncan Securities, Inc.

**Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission**

Including Independent Auditor's Report Thereon

for the Year-Ended June 30, 2024

Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Director and Shareholder of R.M. Duncan Securities, Inc.

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of R.M. Duncan Securities, Inc. (the "Company") as of June 30, 2024, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond, PLLC

Fredericksburg, Texas
August 22, 2024

We have served as the R.M. Duncan Securities, Inc.'s auditor since June 30, 2019.


R.M. Duncan Securities, Inc.
Financial Statements
Statement of Financial Condition
As Of and For the Year Ended June 30, 2024


Assets

Current Assets			
	Cash	$	32,720
	Accounts Receivable		2,834
	Other Current Assets		31,286
	Secured Demand Note		-
	Prepaid Expenses		7,662
Total Current Assets		$	74,502
Fixed Assets			
	Furniture and Equipment		10,581
	Less Accumulated Depreciation		(10,581)
Total Fixed Assets		$	-
Total Assets		**$**	**74,502**

Liabilities and Equity

Liabilities			
	Accounts Payable	$	6,667
	Subordinated Loan (Secured Demand Note)		-
	Accrued expenses		119
Total Current Liabilities		$	6,786
Total Liabilities		$	6,786
Equity			
	Additional Paid-in Capital	$	-
	Common Stock, No Par Value, 1,000 Shares Authorized, 100 Shares Issued and Outstanding		6,000
	Retained Earnings (Deficit)		61,716
Total Equity		$	67,716
Total Liabilities & Equity		**$**	**74,502**